UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Tuniu Corporation
(Name of Issuer)

Ordinary Shares, par value $0.0001 per share
(Title of Class of Securities)

89977P106 (1)
(CUSIP Number)

Caissa Sega Tourism Culture Development Group Co., Ltd. 4F, Hopson Building B, No. 22 West dawang Road, Chaoyang District, Beijing, P. R. China +86 10 65983520
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 18, 2020
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(1) This CUSIP number applies to the American Depositary Shares of Tuniu Corporation, each representing three class A ordinary shares of Tuniu Corporation.

SCHEDULE 13D

CUSIP No.	89977P106

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Fabulous Jade Global Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐ (b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)
WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER

	8	SHARED VOTING POWER
65,625,000 Class A ordinary shares
	9	SOLE DISPOSITIVE POWER

	10	SHARED DISPOSITIVE POWER
65,625,000 Class A ordinary shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
65,625,000 Class A ordinary shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
17.7% (1)
14	TYPE OF REPORTING PERSON (See Instructions)
CO

(1) Calculation is based on the number in Row 11 above divided by the total number of ordinary shares outstanding as of March 31, 2020, which was 370,102,951, consisting of 352,729,451 Class A ordinary shares (excluding the 19,228,593 Class A ordinary shares, represented by ADSs, repurchased and reserved for the future exercise of options or the vesting of other awards under the share incentive plans of the Issuer) and 17,373,500 Class B ordinary shares, as set forth in the Issuer’s Annual Report on Form 20-F dated as of and filed with the Securities and Exchange Commission on May 22, 2020. Each Class B ordinary share is convertible into one Class A ordinary share at any time by the holder thereof, while Class A ordinary shares are not convertible into Class B ordinary shares under any circumstance.

CUSIP No.	89977P106

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Hopeful Tourism Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐ (b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)
WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
Hong Kong
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER

	8	SHARED VOTING POWER
78,061,780 Class A ordinary shares
	9	SOLE DISPOSITIVE POWER

	10	SHARED DISPOSITIVE POWER
78,061,780 Class A ordinary shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
78,061,780 Class A ordinary shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
21.1% (1)
14	TYPE OF REPORTING PERSON (See Instructions)
CO

(1) Calculation is based on the number in Row 11 above divided by the total number of ordinary shares outstanding as of March 31, 2020, which was 370,102,951, consisting of 352,729,451 Class A ordinary shares (excluding the 19,228,593 Class A ordinary shares, represented by ADSs, repurchased and reserved for the future exercise of options or the vesting of other awards under the share incentive plans of the Issuer) and 17,373,500 Class B ordinary shares, as set forth in the Issuer’s Annual Report on Form 20-F dated as of and filed with the Securities and Exchange Commission on May 22, 2020. Each Class B ordinary share is convertible into one Class A ordinary share at any time by the holder thereof, while Class A ordinary shares are not convertible into Class B ordinary shares under any circumstance.

CUSIP No.	89977P106

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Caissa Sega Tourism Culture Investment Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐ (b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)
WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
Hong Kong
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER

	8	SHARED VOTING POWER
78,061,780 Class A ordinary shares
	9	SOLE DISPOSITIVE POWER

	10	SHARED DISPOSITIVE POWER
78,061,780 Class A ordinary shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
78,061,780 Class A ordinary shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
21.1% (1)
14	TYPE OF REPORTING PERSON (See Instructions)
CO

(1) Calculation is based on the number in Row 11 above divided by the total number of ordinary shares outstanding as of March 31, 2020, which was 370,102,951, consisting of 352,729,451 Class A ordinary shares (excluding the 19,228,593 Class A ordinary shares, represented by ADSs, repurchased and reserved for the future exercise of options or the vesting of other awards under the share incentive plans of the Issuer) and 17,373,500 Class B ordinary shares, as set forth in the Issuer’s Annual Report on Form 20-F dated as of and filed with the Securities and Exchange Commission on May 22, 2020. Each Class B ordinary share is convertible into one Class A ordinary share at any time by the holder thereof, while Class A ordinary shares are not convertible into Class B ordinary shares under any circumstance.

CUSIP No.	89977P106

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Caissa Sega Tourism Culture Development Group Co., Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐ (b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)
WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
P.R. China
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER

	8	SHARED VOTING POWER
78,061,780 Class A ordinary shares
	9	SOLE DISPOSITIVE POWER

	10	SHARED DISPOSITIVE POWER
78,061,780 Class A ordinary shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
78,061,780 Class A ordinary shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
21.1% (1)
14	TYPE OF REPORTING PERSON (See Instructions)
CO

(1) Calculation is based on the number in Row 11 above divided by the total number of ordinary shares outstanding as of March 31, 2020, which was 370,102,951, consisting of 352,729,451 Class A ordinary shares (excluding the 19,228,593 Class A ordinary shares, represented by ADSs, repurchased and reserved for the future exercise of options or the vesting of other awards under the share incentive plans of the Issuer) and 17,373,500 Class B ordinary shares, as set forth in the Issuer’s Annual Report on Form 20-F dated as of and filed with the Securities and Exchange Commission on May 22, 2020. Each Class B ordinary share is convertible into one Class A ordinary share at any time by the holder thereof, while Class A ordinary shares are not convertible into Class B ordinary shares under any circumstance.

CUSIP No.	89977P106

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
OPW Investment Co., Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐ (b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)
WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
P.R. China
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER

	8	SHARED VOTING POWER
78,061,780 Class A ordinary shares
	9	SOLE DISPOSITIVE POWER

	10	SHARED DISPOSITIVE POWER
78,061,780 Class A ordinary shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
78,061,780 Class A ordinary shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
21.1% (1)
14	TYPE OF REPORTING PERSON (See Instructions)
CO

(1) Calculation is based on the number in Row 11 above divided by the total number of ordinary shares outstanding as of March 31, 2020, which was 370,102,951, consisting of 352,729,451 Class A ordinary shares (excluding the 19,228,593 Class A ordinary shares, represented by ADSs, repurchased and reserved for the future exercise of options or the vesting of other awards under the share incentive plans of the Issuer) and 17,373,500 Class B ordinary shares, as set forth in the Issuer’s Annual Report on Form 20-F dated as of and filed with the Securities and Exchange Commission on May 22, 2020. Each Class B ordinary share is convertible into one Class A ordinary share at any time by the holder thereof, while Class A ordinary shares are not convertible into Class B ordinary shares under any circumstance.

CUSIP No.	89977P106

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Xiaobing Chen
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐ (b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)
AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
P.R. China
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER

	8	SHARED VOTING POWER
78,061,780 Class A ordinary shares
	9	SOLE DISPOSITIVE POWER

	10	SHARED DISPOSITIVE POWER
78,061,780 Class A ordinary shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
78,061,780 Class A ordinary shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
21.1% (1)
14	TYPE OF REPORTING PERSON (See Instructions)
IN

(1) Calculation is based on the number in Row 11 above divided by the total number of ordinary shares outstanding as of March 31, 2020, which was 370,102,951, consisting of 352,729,451 Class A ordinary shares (excluding the 19,228,593 Class A ordinary shares, represented by ADSs, repurchased and reserved for the future exercise of options or the vesting of other awards under the share incentive plans of the Issuer) and 17,373,500 Class B ordinary shares, as set forth in the Issuer’s Annual Report on Form 20-F dated as of and filed with the Securities and Exchange Commission on May 22, 2020. Each Class B ordinary share is convertible into one Class A ordinary share at any time by the holder thereof, while Class A ordinary shares are not convertible into Class B ordinary shares under any circumstance.

Item 1.	Security and Issuer

This Statement on Schedule 13D (this “Statement”) relates to the Class A ordinary shares, par value $0.0001 per share (the “Class A Shares”), of Tuniu Corporation, a company organized under the laws of the Cayman Islands (the “Issuer”), whose principal executive offices are located at Tuniu Building No. 699-32, Xuanwudadao, Xuanwu District, Nanjing, Jiangsu Province 210042, the People’s Republic of China.

The Issuer’s American depositary shares (the “ADSs”), each representing three Class A Shares, are listed on the NASDAQ Global Market under the symbol “TOUR.” The Reporting Persons (as defined below), however, only beneficially own Class A Shares.

In addition to Class A Shares, the Issuer also has outstanding Class B ordinary shares (the “Class B Shares,” and together with the Class A Shares, the “Ordinary Shares”). Holders of Class A Shares are entitled to one vote per share, while holders of Class B Shares are entitled to ten votes per share. Holders of Class A Shares and Class B Shares vote together as one class on all matters that require a shareholder vote. Each Class B Share is convertible into one Class A Share at any time by the holder thereof, while Class A Shares are not convertible into Class B Shares under any circumstance.

Item 2.	Identity and Background

The Schedule 13D is being jointly filed by the following:

(i)	Fabulous Jade Global Limited, a company organized under the laws of the British Virgin Islands (“Fabulous Jade”);

(ii)	Hopeful Tourism Limited, a company organized under the laws of Hong Kong and a direct wholly-owned subsidiary of Caissa Investment (“Hopeful Tourism”);

(iii)	Caissa Sega Tourism Culture Investment Limited, a company organized under the laws of Hong Kong and a direct wholly-owned subsidiary of Caissa Group (“Caissa Investment”);

(iv)	Caissa Sega Tourism Culture Development Group Co., Ltd., a company organized under the laws of the People’s Republic of China (“Caissa Group”);

(v)	OPW Investment Co., Ltd., a company organized under the laws of the People’s Republic of China (“OPW Investment”); and

(vi)	Xiaobing Chen, a Chinese citizen.

Each of the foregoing is referred to as a “Reporting Person”, and collectively, as the “Reporting Persons”.

The Reporting Persons entered into a Joint Filing Agreement on November 30, 2020 (the “Joint Filing Agreement”), pursuant to which they have agreed to file the Schedule 13D jointly in accordance with the provisions of Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended. A copy of the Joint Filing Agreement is attached hereto as Exhibit 99.3.

Fabulous Jade is a holding company and is principally engaged in the business of holding securities in portfolio companies in which Caissa Group invests. The registered office of Fabulous Jade is P.O. Box 957, Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands.

Hopeful Tourism is the sole shareholder of Fabulous Jade and is principally engaged in the business of holding securities in the subsidiaries of Caissa Group. The registered office of Hopeful Tourism is Flat/Rm A, 12/F Kiu Fu Commercial Building, 300 Lockhart Road, Wan Chai, Hong Kong.

Caissa Investment is the sole shareholder of Hopeful Tourism and is principally engaged in the business of holding securities in the subsidiaries of Caissa Group. The registered office of Caissa Investment is Flat/Rm A, 12/F Kiu Fu Commercial Building, 300 Lockhart Road, Wan Chai, Hong Kong.

Caissa Group is the sole shareholder of Caissa Investment and is principally engaged in the business of holding securities in its subsidiaries. The registered office of Caissa Group is No. 17, 4F, Commercial Part, No. 1 Building, No. 22, West dawang Road, Chaoyang District, Beijing, P.R. China 100022.

OPW Investment is the controlling shareholder of Caissa Group and is principally engaged in the business of holding securities in Caissa Group. The registered office of OPW Investment is 3107, 27/F, Building 4, No. 7 (Building 3 and 4), East Third Ring Road Middle, Chaoyang District, Beijing, P.R. China.

Xiaobing Chen is the controlling shareholder and the executive director of OPW Investment. Xiaobing Chen is a citizen of the People’s Republic of China with his business address located at 4F, Hopson Building B, No. 22, West dawang Road, Chaoyang District, Beijing, P.R. China 100022.

The name, business address, present principal occupation or employment and citizenship of each of the executive officers and directors of each of the Reporting Persons are set forth on Schedule A hereto and are incorporated herein by reference.

During the last five years, none of the Reporting Persons and, to the best of their knowledge, any of the persons listed on Schedule A hereto has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).

During the last five years, none of the Reporting Persons and, to the best of their knowledge, any of the persons listed on Schedule A hereto has been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which it was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Considerations

The information in Item 4 is incorporated herein by reference. As more fully described in Item 4, the Reporting Persons have acquired the Class A Shares of the Issuer reported in this Statement from certain shareholders of the Company for a total consideration of RMB457,607,628, which payment will be made by a deferred payment.

Item 4.	Purpose of Transaction

On June 19, 2020, JD.com E-commerce (Investment) Hong Kong Corporation Limited, (“JD Investment HK”), JD.com Investment Limited (“JD Investment BVI”) and Caissa Group (the “Buyer”) entered into a Share Purchase Agreement (the “SPA”), pursuant to which the Buyer agreed to conditionally purchase from JD Investment HK 12,436,780 Class A Shares of the Issuer and from JD Investment BVI all the shares in Fabulous Jade, which holds 65,625,000 Class A Shares of the Issuer, at a total purchase price of RMB457,607,628. The closing of the transfer of the above-mentioned shares (the “SPA Closing”) was subject to the satisfaction or waiver of certain conditions (the “Closing Conditions”), certain of which the Buyer alone could not satisfy or waive prior to November 18, 2020.

On November 18, 2020, JD Investment HK, JD Investment BVI and Hopeful Tourism (the assignee of the Buyer in accordance with a notice from the Buyer on November 13, 2020, pursuant to which the Buyer has assigned all its rights and obligations under the SPA to Hopeful Tourism), entered into an Amendment to Share Purchase Agreement (the “Amendment to SPA”), under which (i) all parties thereto acknowledged and confirmed that all the Closing Conditions have been satisfied or waived as of the date thereof (other than those conditions that by their nature are to be satisfied at the SPA Closing) and (ii) JD Investment HK and JD Investment BVI have given Hopeful Tourism a notice specifying November 20, 2020 as the date of the SPA Closing, and Hopeful Tourism shall pay the purchase price under the SPA within 180 days after the date of the SPA Closing.

On November 20, 2020, the SPA Closing occurred, as a result of which, (i) Hopeful Tourism has become the sole shareholder of Fabulous Jade and (ii) the Reporting Persons have acquired, and beneficially own Class A Shares of the Issuer as reported in this Statement.

A copy of the SPA is attached hereto as Exhibit 99.1 and a copy of the Amendment to SPA is attached hereto as Exhibit 99.2. The description of the above-mentioned documents contained herein does not purport to be complete and is qualified in its entirety by reference to the full text of Exhibit 99.1 and Exhibit 99.2, as appliable, which are incorporated herein by reference.

The Reporting Persons acquired the Class A Shares of the Issuer reported herein for investment purposes, subject to the following:

(1) Pursuant to the board representation rights clause under the Investment Right Agreement dated as of May 22, 2015 (the “IRA”) by and between the Issuer and Fabulous Jade, in connection with the SPA Closing, Fabulous Jade intends to appoint one new director on the board of directors of the Issuer to replace the JD Director (as defined in the IRA). A copy of the IRA is attached hereto as Exhibit 99.4.

(2) The Reporting Persons intend to periodically review their investment in the Issuer and, based on a number of factors, including the Reporting Persons’ evaluation of the Issuer’s business prospects and financial condition, the market for the Issuer’s securities and indebtedness, general economic and market conditions and other investment opportunities, the Reporting Persons may: (i) acquire additional securities (including derivatives thereof) or indebtedness of the Issuer; (ii) dispose of all or a portion of the securities reported herein (including derivatives thereof) or indebtedness of the Issuer through open market or privately negotiated transactions; or (iii) enter into hedging or other similar transactions with respect to the securities or the indebtedness of the Issuer.

Other than as described in this Item 4, the Reporting Persons do not have any current plans or proposals that relate to or that would result in any of the transactions or other matters specified in clauses (a) through (j) of Item 4 of Schedule 13D; however, the Reporting Persons may change their purpose or formulate different plans or proposals with respect thereto at any time.

Item 5.	Interest in Securities of the Issuer

The responses of the Reporting Persons to rows (7) through (13) of the cover pages of this Schedule 13D are incorporated herein by reference. The percentages of ownership indicated in this Schedule 13D are calculated based on 370,102,951 Ordinary Shares outstanding, as reported consisting of 352,729,451 Class A Shares (excluding the 19,228,593 Class A Shares, represented by ADSs, repurchased and reserved for the future exercise of options or the vesting of other awards under the share incentive plans of the Issuer) and 17,373,500 Class B Shares, as set forth in the Issuer’s current report on Form 20-F filed with the Securities and Exchange Commission on May 22, 2020.

(a)	As of the date hereof, Fabulous Jade directly holds 65,625,000 Class A Shares, representing 18.6% of the Issuer’s outstanding Class A Shares, or 17.7% of the Issuer’s outstanding Ordinary Shares, or 12.5% of total voting power.

Hopeful Tourism is the sole shareholder of Fabulous Jade. Pursuant to Section 13(d) of the Securities Exchange Act of 1934, as amended, and the rules promulgated thereunder, Hopeful Tourism may be deemed to beneficially own all of the Class A Shares held by Fabulous Jade.

As of the date hereof, Hopeful Tourism directly holds 12,436,780 Class A Shares, representing 3.5% of the Issuer’s outstanding Class A Shares, or 3.4% of the Issuer’s outstanding Ordinary Shares, or 2.4% of total voting power.

Caissa Investment is the sole shareholder of Hopeful Tourism and therefore indirectly owns all of the outstanding shares of Fabulous Jade. Pursuant to Section 13(d) of the Securities Exchange Act of 1934, as amended, and the rules promulgated thereunder, Caissa Investment may be deemed to beneficially own all of the Class A Shares held by Fabulous Jade and Hopeful Tourism.

Caissa Group is the sole shareholder of Caissa Investment and therefore indirectly owns all of the outstanding shares of Hopeful Tourism and Fabulous Jade. Pursuant to Section 13(d) of the Securities Exchange Act of 1934, as amended, and the rules promulgated thereunder, Caissa Investment may be deemed to beneficially own all of the Class A Shares held by Fabulous Jade and Hopeful Tourism.

OPW Investment is the controlling shareholder of Caissa Group. Pursuant to Section 13(d) of the Securities Exchange Act of 1934, as amended, and the rules promulgated thereunder, OPW Investment may be deemed to beneficially own all of the Class A Shares held by Fabulous Jade and Hopeful Tourism.

Xiaobing Chen is the controlling shareholder of OPW Investment and Caissa Group. Pursuant to Section 13(d) of the Securities Exchange Act of 1934, as amended, and the rules promulgated thereunder, Xiaobing Chen may be deemed to beneficially own all of the Class A Shares held by Fabulous Jade and Hopeful Tourism.

(b)	Fabulous Jade may be deemed to share the power to (i) vote or direct to vote the 65,625,000 Class A Shares and (ii) dispose of or direct the disposition of such Class A Shares.

Each of the Reporting Persons except Fabulous Jade may be deemed to share the power to (i) vote or direct to vote 78,061,780 Class A Shares and (ii) dispose of or direct the disposition of such Class A Shares, comprising (A) 65,625,000 Class A Shares held by Fabulous Jade as described above, and (B) 12,436,780 Class A Shares held by Hopeful Tourism, and such 78,061,780 Class A Shares represent 22.1% of the Issuer’s outstanding Class A Shares, or 21.1% of the Issuer’s outstanding Ordinary Shares, or 14.8% of total voting power..

(c)	Except as disclosed otherwise in the Schedule 13D, none of the Reporting Persons has effected any transactions in the Ordinary Shares of the Issuer during the past 60 days.

(d)	None.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The information set forth in Item 3, 4 and 5 is hereby incorporated by reference in this Item 6.

2015 Share Subscription Agreement

Fabulous Jade entered into the Share Subscription Agreement with the Issuer on May 8, 2015 (the “2015 Share Subscription Agreement”). Pursuant to the 2015 Share Subscription Agreement, the Issuer issued to Fabulous Jade 65,625,000 Class A Shares at a total subscription price of US$350,000,000, on the Closing Date (as defined therein).

The 2015 Share Subscription Agreement contains customary representations, warranties and indemnities from each of Fabulous Jade and the Issuer for a transaction of this nature.

The foregoing description of the 2015 Share Subscription Agreement does not purport to be a complete description of the terms thereof and is qualified in its entirety by reference to the full text of the 2015 Share Subscription Agreement. A copy of the Share Subscription Agreement is filed as Exhibit 99.5 hereto and is incorporated herein by reference.

Except as described above or elsewhere in this Schedule 13D, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Persons or, to the best of their knowledge, any of the persons named in Schedule A hereto, and any other person with respect to any securities of the Issuer, including but not limited to any contracts, arrangements, understandings or relationships concerning the transfer or voting of such securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

Item 7.	Material to Be Filed as Exhibits

Exhibit No.	Description

99.1	Share Purchase Agreement, dated June 19, 2020, between JD.com E-commerce (Investment) Hong Kong Corporation Limited, JD.com Investment Limited and Caissa Sega Tourism Culture Development Group Co., Ltd. (凯撒世嘉旅游文化发展集团股份有限公司).
99.2	Amendment to Share Purchase Agreement, dated November 18, 2020, between JD.com E-commerce (Investment) Hong Kong Corporation Limited, JD.com Investment Limited and Hopeful Tourism Limited.
99.3	Joint Filing Agreement, dated November 30, 2020, between Fabulous Jade Global Limited, Hopeful Tourism Limited, Caissa Sega Tourism Culture Investment Limited, Caissa Sega Tourism Culture Development Group Co., Ltd., OPW Investment Co., Ltd. and Xiaobing Chen.
99.4	Investor Rights Agreement, dated May 22, 2015, between Tuniu Corporation and Fabulous Jade Global Limited.
99.5	Share Subscription Agreement, dated May 8, 2015, between Tuniu Corporation and Fabulous Jade Global Limited.

Signature

After reasonable inquiry and to the best of the knowledge and belief of the undersigned, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: November 30, 2020

Fabulous Jade Global Limited

By:	/s/ Ruozhu Wang
Name:	Ruozhu Wang
Title:	Director

Hopeful Tourism Limited

By:	/s/ Ruozhu Wang
Name:	Ruozhu Wang
Title:	Director

Caissa Sega Tourism Culture Investment Limited

By:	/s/ Ruozhu Wang
Name:	Ruozhu Wang
Title:	Director

Caissa Sega Tourism Culture Development Group Co., Ltd.

By:	/s/ Xiaobing Chen
Name:	Xiaobing Chen
Title:	Chairman of the Board

OPW Investment Co., Ltd.

By:	/s/ Xiaobing Chen
Name:	Xiaobing Chen
Title:	Executive Director

By:	/s/ Xiaobing Chen
Xiaobing Chen

Schedule A

Directors and Executive Officers of Fabulous Jade

The names of the directors and the names and titles of the executive officers of Fabulous Jade and their principal occupations are set forth below. The business address of each of the directors and executive officers is c/o Caissa Group, 4F, Hopson Building B, No. 22, West dawang Road, Chaoyang District, Beijing 100022, the People’s Republic of China.

Names	Position with Fabulous Jade	Present Principal Occupation	Citizenship
Directors:
Ruozhu Wang	Director	General Manager of Investment Department of Caissa Group	P.R. China

Executive Officers:
N/A

Directors and Executive Officers of Hopeful Tourism

The names of the directors and the names and titles of the executive officers of Hopeful Tourism and their principal occupations are set forth below. The business address of each of the directors and executive officers is c/o Caissa Group, 4F, Hopson Building B, No. 22, West dawang Road, Chaoyang District, Beijing 100022, the People’s Republic of China.

Names	Position with Hopeful Tourism	Present Principal Occupation	Citizenship
Directors:
Ruozhu Wang	Director	General Manager of Investment Department of Caissa Group	P.R. China

Executive Officers:
N/A

Directors and Executive Officers of Caissa Investment

The names of the directors and the names and titles of the executive officers of Caissa Investment and their principal occupations are set forth below. The business address of each of the directors and executive officers is c/o Caissa Group., 4F, Hopson Building B, No. 22, West dawang Road, Chaoyang District, Beijing 100022, the People’s Republic of China.

Names	Position with Caissa Investment	Present Principal Occupation	Citizenship
Directors:
Ruozhu Wang	Director	General Manager of Investment Department of Caissa Group	P.R. China

Executive Officers:
N/A

Directors and Executive Officers of Caissa Group

The names of the directors and the names and titles of the executive officers of Caissa Group and their principal occupations are set forth below. The business address of each of the directors and executive officers is c/o Caissa Group, 4F, Hopson Building B, No. 22, West dawang Road, Chaoyang District, Beijing 100022, the People’s Republic of China.

Names	Position with Caissa Group	Present Principal Occupation	Citizenship
Directors:
Xiaobing Chen	Chairman of the Board	*	P.R. China
Jiangtao Liu	Vice Chairman of the Board	Chairman of the Board of Caissa Tosun Development Co., Ltd.	P.R. China
Yiwen Ma	Director	*	P.R. China
Jie Chen	Director	President of Tourism Business of Caissa Tosun Development Co., Ltd.	P.R. China
Siwen Li	Director	*	P.R. China
Executive Officers:
Yiwen Ma	General Manager	*	P.R. China

Directors and Executive Officers of OPW Investment

The names of the directors and the names and titles of the executive officers of OPW Investment and their principal occupations are set forth below. The business address of each of the directors and executive officers is c/o Caissa Group, 4F, Hopson Building B, No. 22, West dawang Road, Chaoyang District, Beijing 100022, the People’s Republic of China.

Names	Position with OPW Investment	Present Principal Occupation	Citizenship
Directors:
Xiaobing Chen	Executive Director	*	P.R. China
Executive Officers:
Jie Chen	General Manager	President of Tourism Business of Caissa Tosun Development Co., Ltd.	P.R. China